UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

CRYOPORT, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-34632	88-0313393
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Cryoport, Inc.

112 Westwood Place, Suite 350

Brentwood, TN 37027

(Address of principal executive offices) (Zip Code)

Anthony Ippolito, Esq.

General Counsel

Cryoport, Inc.
(949) 470-2300

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

SECTION 1. CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Cryoport, Inc.’s (the “Company”) Conflict Minerals Report for the reporting period from January 1, 2022 to December 31, 2022 is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at the following web address: http://ir.cryoport.com/sec-filings.

Item 1.02. Exhibit

The Company’s Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2. EXHIBITS

Item 2.01. Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2022 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cryoport, Inc.

May 30, 2023	/s/ Robert Stefanovich
Robert Stefanovich Chief Financial Officer